

September 8, 2010

Via Facsimile and U.S. Mail
Mr. John A.B. Davies, Jr.
President and Chief Executive Officer
Hampton Roads Bankshares, Inc.
999 Waterside Drive, Suite 200
Norfolk, Virginia 23510

      Re: Hampton Roads Bankshares, Inc.
             Schedule TO-I
             Filed August 30, 2010
             File No. **005-62335**

Dear Mr. Davies:

We have limited our review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Exhibit 99(a)(1)(A): Exchange Offer Memorandum

1.   We direct you to the definition of a "business day" in Exchange Act Rule 13e-4(a)(3). The current offer is open for less than 20 full business days due to the 5:00 pm expiration time on September 27, 2010. As such, it is not open for the minimum period required by Exchange Act Rule 14e-1(a). Please revise.

<u>Forward Looking Statements, page 5</u>

2.   Please revise to make clear that the safe harbor protections contained in the Private
        Securities Litigation Reform do not apply to forward looking statements in the Exchange
        Offer Memorandum or incorporated by reference to the Exchange Offer Memorandum
        given that such statements are made in connection with the tender offer. <u>See</u> Section
        27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation
        M.2 in the July 2001 Supplement to the Division of Corporation Finance's Manual of
        Publicly Available Telephone Interpretations available at <u>www.sec.gov</u>.

<u>Documents Incorporated by Reference, page 6</u>

3.   Please revise to clarify that Schedule TO does not permit the incorporation by reference
        of future filings that you may make before the expiration of the offer. Rather, you have
        an obligation to amend the Schedule TO and to consider your obligation to disseminate
        additional disclosure if the terms of the offer change. Please refer to Exchange Act Rule
        13e-4(d)(2).

<u>Summary, page 19</u>

<u>Conditions of the Exchange Offer, page 23</u>

4.   As the filing persons are aware, all conditions to the tender offer other than the receipt of
        governmental or regulatory approvals must be satisfied or waived at or by the expiration
        date. It would appear that the voting condition will not be determinable until after the
        vote has occurred on the special meeting date. As currently structured, the special
        meeting date occurs one day after the scheduled expiration date. Please revise and
        advise.

5.   Further to our comment above. You disclose that persons tendering in the offer must
        execute and deliver to the company and not revoke, a proxy card. Given that persons
        may revoke their proxy through to the time of the actual meeting, it would appear that
        you will be unable to determine whether or not the condition related to the tendering of
        proxies in favor of the preferred amendments has been met until after the expiration time.
        Please revise or advise.

<u>Conditions of the Exchange Offer, page 57</u>

<u>Vote in Favor of Preferred Amendments, page 57</u>

6.   As noted in our comments above, it is not apparent that the conditions related to the
        voting of preferred stock can be met or deemed satisfied prior to expiration of the offer.
        Please revise.

Satisfaction of Investment Agreement Conditions, page 57

7.   We note disclosure that there is no minimum tender condition. As such, inclusion of disclosure regarding the conditions to the Investment Agreement under this heading is confusing as it suggests the company is reserving the right to assert a minimum condition. Please revise your disclosure accordingly or advise.

General Conditions, page 58

8.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions to the offer must also be drafted with sufficient specificity to allow for objective verification. For example, the fourth and sixth bullet points under this heading appear to be overly broad and determinable in the sole discretion of the company. Given that the company has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the company has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the company's discretion may be judged.

9.   You disclose that should you fail to exercise any of your rights, such failure shall not "constitute a waiver of such right…" Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

10.   Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Compliance with Securities Laws, page 64

11.   We note text on page i disclosing that offers will not be made in jurisdictions where the offer or sale is not permitted. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule

13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Annex A

12.   Please revise to clarify that the proxies submitted in connection with the special meeting for Series A and Series B preferred holders are distinct from proxies shareholders can submit at the annual meeting. Clarify that persons who own both preferred stock and common stock as of the specified record dates for each class must separately vote and/or send in their proxies with respect to the annual meeting and special meeting.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: (via facsimile)   William Old, Esq.
                     Williams Mullen